Exhibit 99.1

ProQR Appoints Theresa Heggie as Chief Commercial Officer

•	Senior leader with extensive global rare disease commercialization experience

•	Top-line data from Phase 2/3 pivotal Illuminate trial of sepofarsen for CEP290-mediated LCA10 on track for H1 2022

LEIDEN, Netherlands & CAMBRIDGE, Mass., October 4, 2021 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through the creation of transformative RNA therapies for genetic eye diseases, today announced the appointment of Theresa Heggie as Chief Commercial Officer reporting to Daniel de Boer, Founder and CEO. In this newly created leadership position, Ms. Heggie will be responsible for overseeing the Company’s commercial strategy and global commercial operations. She joins as the Company prepares for the top-line results from its Phase 2/3 pivotal Illuminate trial of sepofarsen for CEP290-mediated LCA10 in the first half of 2022.

“As we prepare for results from our Phase 2/3 trial of sepofarsen, we are delighted to have Theresa join ProQR as the head of our commercial organization,” said Daniel A. de Boer, Founder and CEO. “Theresa brings a wealth of commercial and leadership skills to ProQR, having built commercial organizations and successfully launched orphan products with Alnylam and Shire. Theresa has served on our Supervisory Board for the last few years and is uniquely qualified to help us as we work to advance our pipeline of therapies for patients with genetic eye disease.”

“I am delighted to be joining ProQR at such an exciting time for the Company,” said Ms. Heggie. “Having served on the Supervisory Board since 2019, I have seen first-hand the commitment ProQR has to provide safe and effective treatments to patients with genetic eye diseases. I look forward to partnering with Daniel and the ProQR team to prepare for commercialization and to working with the team, employees, physicians, and patient organizations to bring these therapies to patients.”

With significant experience in the global commercialization of rare diseases , as well as in RNA therapeutics, Ms. Heggie most recently served as Chief Executive Officer of Freeline Therapeutics. She previously served in senior commercial and operating roles at both Alnylam Pharmaceuticals as Senior Vice President, Head of CEMEA, and at Shire where she built the EMEA rare disease business and subsequently led the Global Commercial Operations for rare diseases. Following Shire’s acquisition of Jerini, she served as its Chief Executive Officer. Ms. Heggie currently serves on the board of BioCryst Pharmaceuticals. She received a BSc from Cornell University.

In connection with her appointment as Chief Commercial Officer, Ms. Heggie has stepped down from the Supervisory Board of ProQR.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of genetic eye diseases, with a focus on inherited retinal diseases such as Leber congenital amaurosis 10, Usher syndrome and retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding sepofarsen (QR-110) and the clinical development and the therapeutic potential thereof, including timing of clinical trials and results from such clinical trials. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

For ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media Contact:
Cherilyn Cecchini, MD
LifeSci Communications
T: +1 646 876 5196
ccecchini@lifesciadvisors.com